UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 that includes the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the three-month period ended March 31, 2012.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed with the Securities and Exchange Commission on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: May 30, 2012	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its applicable subsidiaries. The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (the "Commission") on March 16, 2012 and our Registration Statement on Form F-3ASR, filed with the Commission on September 7, 2010. See also the discussion in the section entitled "Forward Looking Statements" below.

Results of Operations
Three-months ended March 31, 2012 compared to the three-months ended March 31, 2011.
Selected Financial Data
(Expressed in thousands of U.S. Dollars)
	Three-month period ended March 31,		Change
	2011	2012	Amount	%
REVENUES:
Voyage revenues and amortization of above/below market acquired time charters	$98,087	$84,497	$(13,590)	(13.9)%
Revenues from drilling contracts and amortization of above market acquired drilling contracts	109,326	162,999	53,673	49.1%
	207,413	247,496	40,083	19.3%
EXPENSES:
Voyage expenses	6,516	4,908	(1,608)	(24.7)%
Vessels' and drilling rigs'/drillships' operating expenses	62,935	106,885	43,950	69.8%
Depreciation and amortization	55,916	81,955	26,039	46.6%
Loss on sale of assets, net	-	1,488	1,488	-
General and administrative expenses	26,716	32,574	5,858	21.9%
Legal settlements	-	6,424	6,424	-
Operating income	55,330	13,262	(42,068)	(76.0)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(24,378)	(52,828)	(28,450)	116.7%
Interest income	8,772	650	(8,122)	(92.6)%
Loss on interest rate swaps	(3,854)	(8,750)	(4,896)	127.0%
Other, net	2,096	(1,644)	(3,740)	(178.4)%
Total other expenses, net	(17,364)	(62,572)	(45,208)	260.4%

INCOME/(LOSS) BEFORE INCOME TAXES	37,966	(49,310)	(87,276)	(229.9)%
Income taxes	(5,961)	(10,032)	(4,071)	68.3%

NET INCOME/ (LOSS)	32,005	(59,342)	(91,347)	(285.4)%
Less: Net (income)/loss attributable to non controlling interests	(6,240)	11,886	18,126	(290.5)%
NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$25,765	$(47,456)	$(73,221)	(284.2)%

 Revenues

Drybulk Carrier segment

Voyage revenues decreased by $20.0 million, or 20.6%, to $77.0 million for the three-month period ended March 31, 2012, as compared to $97.0 million for the three-month period ended March 31, 2011. A decrease of $0.3 million, or 0.3%, is attributable to fewer vessels being operated by approximately 0.7 vessels on average, with total voyage days decreasing by 16 from 3,268 to 3,252, as compared to the three-month period ended March 31, 2011 and a decrease of $14.3 million, or 14.7%, is attributable to lower hire rates during the three-month period ended March 31, 2012, as compared to the relevant period in 2011. Amortization of above/below market acquired time charters decreased by $5.4 million, or 5.6%, during the three-month period ended March 31, 2012, as compared to the relevant period in 2011, relating to the vessels acquired through OceanFreight Inc. during the third quarter of 2011.

Tanker segment

Voyage revenues increased by $6.4 million, or 581.8%, to $7.5 million for the three-month period ended March 31, 2012, as compared to $1.1 million for the three-month period ended March 31, 2011. The increase is attributable to a larger fleet comprising of five vessels (Saga, Vilamoura, Daytona, Belmar and Calida)  as compared to a fleet comprising of two vessels (Saga and Vilamoura) in the first quarter of 2011.

Offshore Drilling segment

Revenues from drilling contracts increased by $53.7 million, or 49.1%, to $163.0 million for the three-month period ended March 31, 2012, as compared to $109.3 million for the three-month period ended March 31, 2011. The increase is primarily attributable to the operation of the Ocean Rig Olympia, Ocean Rig Mykonos and Ocean Rig Poseidon that commenced drilling activities during the second and third quarter of 2011, which contributed $108.9 million in aggregate. This increase is offset by lower revenues amounting to $55.2 million for Leiv Eiriksson and Eirik Raude during the three-month period ended March 31, 2012 as compared with the same period in 2011 due to lower rates, longer mobilization periods and rig upgrades and new contract preparation. The maximum day rates for the contracts on which our drilling units were employed during the three-month period ended March 31, 2012, ranged between approximately $450,000 and $590,000 per day. The maximum day rates for the contracts on which our drilling units were employed during the three-month period ended March 31, 2011 ranged between approximately $560,000 and $665,000 per day.

Voyage expenses

Drybulk Carrier segment

Voyage expenses decreased by $1.9 million, or 29.2%, to $4.6 million for the three-month period ended March 31, 2012, as compared to $6.5 million for the three-month period ended March 31, 2011. A decrease of $1.2 million or 18.4% is attributable to fewer vessels being operated during the three-month period ended March 31, 2012, as compared to the corresponding period in 2011, and the remaining decrease of $0.7 million, or 10.8%, is attributable to lower hire rates during the three-month period ended March 31, 2012, as compared to the corresponding period in 2011 that resulted in lower brokerage commissions charged during the same period.

Tanker segment

Voyage expenses increased by $0.25 million, or 500.0%, to $0.3 million for the three-month period ended March 31, 2012, as compared to $0.05 million for the three-month period ended March 31, 2011. The increase is attributable to a larger fleet comprising of five vessels (Saga, Vilamoura, Daytona, Belmar and Calida), as compared to a fleet comprising of two vessels (Saga and Vilamoura) in the first quarter of 2011.

Offshore Drilling segment

The Offshore Drilling segment did not incur any voyage expenses during the relevant periods.

Vessels' and drilling rigs'/drillships' operating expenses

Drybulk Carrier segment

Vessel operating expenses decreased by $1.0 million, or 5.2%, to $18.2 million for the three-month period ended March 31, 2012, as compared to $19.2 million for the three-month period ended March 31, 2011. The decrease is mainly attributable to fewer vessels being operated by approximately 0.3 vessels on average during the three-month period ended March 31, 2012, as compared to the relevant period in 2011.

Tanker segment

Vessel operating expenses increased by $1.4 million, or 73.7%, to $3.3 million for the three-month period ended March 31, 2012, as compared to $1.9 million for the three-month period ended March 31, 2011. The increase is attributable to a larger fleet comprising of five vessels (Saga, Vilamoura, Daytona, Belmar and Calida), as compared to a fleet comprising of two vessels (Saga and Vilamoura) in the first quarter of 2011.

Offshore Drilling segment

Drilling rigs' and drillships' operating expenses increased by $43.4 million, or 103.6%, to $85.3 million for the three-month period ended March 31, 2012, compared to $41.9 million for three-month period ended March 31, 2011. The increase in operating expenses was mainly due to the commencement of drilling operations of the Ocean Rig Mykonos, Ocean Rig Olympia and Ocean Rig Poseidon, resulting in operating expenses of $38.0 million in total. In addition, for the three-month period ended March 31, 2012, the operating expenses relating to the Leiv Eiriksson, Eirik Raude and Ocean Rig Corcovado increased by $2.0 million mainly due to a more extensive maintenance program performed during the first quarter of 2012. Further, a growing resource team of technicians, due to the management of six drilling units during the three-month period ended March 31, 2012, as compared to three drilling units during the corresponding three-month period ended March 31, 2011, contributed $3.4 million of operating expenses during the three-month period ended March 31, 2012.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and amortization expense decreased by $2.9 million, or 10.7%, to $24.1 million for the three-month period ended March 31, 2012, as compared to $27.0 million for the three-month period ended March 31, 2011. The decrease is mainly attributable to fewer vessels owned by approximately 0.3 vessels on average during the three-month period ended March 31, 2012, as compared to the relevant period in 2011.

Tanker segment

Depreciation and amortization expense increased by $2.4 million, or 480.0%, to $2.9 million for the three-month period ended March 31, 2012, as compared to $0.5 million for the three-month period ended March 31, 2011. The increase is attributable to the delivery of the Daytona, Belmar and Calida after the first quarter of 2011.

Offshore Drilling segment

Depreciation and amortization expense for the drilling rigs increased by $26.6 million, or 93.7%, to $55.0 million for the three-month period ended March 31, 2012, as compared to $28.4 million for the three-month period ended March 31, 2011. The increase in depreciation and amortization was fully attributable to the depreciation of the Ocean Rig Olympia, Ocean Rig Poseidon and Ocean Rig Mykonos which were delivered after the first quarter of 2011.

Loss on sale of assets, net

Drybulk Carrier segment

Loss on sale of assets amounted to $1.5 million for the three-month period ended March 31, 2012 due to the sale of two of our vessels Avoca and Padre. No assets sales incurred in the relevant period in 2011.

Tanker segment

The Tanker segment did not incur any asset sales during the relevant periods.

Offshore Drilling segment

The Offshore Drilling segment did not incur any asset sales during the relevant periods.

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses decreased by $5.1 million, or 26.3%, to $14.3 million for the three-month period ended March 31, 2012, compared to $19.4 million for the three-month period ended March 31, 2011. This decrease was mainly due to the decrease of $7.2 million in stock based compensation, which was partly offset by the increase in consultancy fees of $1.7 million.

Tanker segment

General and administrative expenses increased by $1.8 million, or 900.0%, to $2.0 million for the three-month period ended March 31, 2012, compared to $0.2 million for the three-month period ended March 31, 2011. The increase is mainly attributable to a larger fleet comprising of five vessels (Saga, Vilamoura, Daytona, Belmar and Calida), as compared to a fleet comprising of two vessels (Saga and Vilamoura) in the first quarter of 2011.

Offshore Drilling segment

General and administrative expenses increased by $9.1 million, or 126.4%, to $16.3 million for the three-month period ended March 31, 2012, as compared to $7.2 million for the three-month period ended March 31, 2011. This increase is mainly due to increased costs related to the management of six drilling units during the three-month period ended March 31, 2012, as compared to three drilling units during the corresponding three-month period ended March 31, 2011, as well as expenses related to the operation of the Company's office in Brazil that commenced operations in late 2011.

Legal settlements

Drybulk Carrier segment

The Drybulk Carrier segment did not incur any gain or losses during the relevant periods.

Tanker segment

The Tanker segment did not incur any gain or losses during the relevant periods.

Offshore Drilling segment

The Offshore Drilling segment incurred net losses of $6.4 mainly associated with a claim related to import/export taxes duties in Angola that was settled during the second quarter of 2012. No such losses were incurred during the relevant period in 2011.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs increased by $0.3 million, or 1.3%, to $23.3 million for the three-month period ended March 31, 2012, as compared to $23.0 million for the three-month period ended March 31, 2011. The increase is mainly due to increased finance costs resulting from higher average debt and increased amortization of finance fees compared to the corresponding period in 2011.

Tanker segment

The major part of interest and finance costs was capitalized to vessels under construction during the three-month period ended March 31, 2012 and 2011.

Offshore Drilling segment

Interest and finance costs increased by $26.4 million, or 880.0%, to $29.4 million for the three-month period ended March 31, 2012, as compared to $3.0 million for the three-month period ended March 31, 2011. The increase is mainly associated with higher level of debt during the first quarter of 2012 as compared to the corresponding period in 2011.

Interest income

Drybulk Carrier segment

Interest income decreased by $2.7 million, or 87.1%, to $0.4 million for the three-month period ended March 31, 2012, as compared to $3.1 million for the three-month period ended March 31, 2011. The decrease was mainly due to a decreased average cash balance and lower interest rates on our deposits during 2012 as compared to 2011.

Tanker segment

The Tanker segment did not earn any interest income during the relevant periods.

Offshore Drilling segment

Interest income decreased by $5.5 million, or 96.5%, to $0.2 million for the three-month period ended March 31, 2012, compared to $5.7 million for the three-month period ended March 31, 2011. The decrease was mainly due to lower interest rates on our deposits during 2012 as compared to 2011.

Loss on interest rate swaps

Drybulk Carrier segment

Losses on interest rate swaps increased by $3.1 million, or 134.8%, to $5.4 million for the three-month period ended March 31, 2012, as compared to $2.3 million for the three-month period ended March 31, 2011. The loss for the three-month period ended March 31, 2012 was mainly due to mark to market losses of outstanding swap positions as swap rates trended downwards.

Tanker segment

Gain on interest rate swaps amounted to $0.03 million for the three-month period ended March 31, 2012. The Tanker segment did not incur any gain/(loss) on interest rate swap during the relevant period in 2011 since the Company entered into swap agreements during for this segment in 2012.

Offshore Drilling segment

Losses on interest rate swaps increased by $1.9 million, or 126.7%, to $3.4 million for three-month period ended March 31, 2012, as compared to $1.5 million for the three-month period ended March 31, 2011. The loss for the three-month period ended March 31, 2012 was mainly due to mark to market losses of outstanding swap positions as swap rates trended downwards.

Other, net

Drybulk carrier segment

For the drybulk carrier segment, a gain of $1.3 million was realized for the three-month period ended March 31, 2012, compared to a gain of $1.0 million for the three-month period ended March 31, 2011.

Tanker segment

Other, net amounted to a loss of $0.04 million for the three-month period ended March 31, 2012, compared to a gain of $0.01 million for the relevant period in 2011.

Offshore Drilling segment

Other, net decreased by $4.1 million, or 341.7%, to a loss of $2.9 million for the three-month period ended March 31, 2012, compared to a gain of $1.2 million for the three-month period ended March 31, 2011. The decrease is due to net losses of $2.9 million arising from foreign exchange differences mainly relating to the payment of Brazilian import taxes in Brazilian real.

Income taxes

Drybulk Carrier segment

We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Tanker segment

We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.

Offshore Drilling segment

Income taxes increased by $4.0 million, or 66.7%, to $10.0 million for the three-month period ended March 31, 2012, compared to $6.0 million for the three-month period ended March 31, 2011. Since our drilling units operate in international waters around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which the drilling units operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Liquidity

As of March 31, 2012, we had cash and cash equivalents of $153.2 million and $379.7 million of restricted cash related to (i) bank deposits which are used to fund the loan installments coming due (or "retention accounts"); (ii) bank deposits permanently blocked as cash collateral; and (iii) required minimum cash and cash equivalents (or "minimum liquidity").

Our cash and cash equivalents decreased by $97.9 million or 39.0% to $153.2 million as of March 31, 2012, compared to $251.1 million as of December 31, 2011, and our restricted cash decreased by $25.9 million or 6.4% to $379.7 million as of March 31, 2012, compared to $405.6 million as of December 31, 2011. The decrease in our cash and cash equivalents was mainly due to loan repayments of $127.4 million, $49.2 million for advances for vessels and drilling units under construction, $69.6 million for vessel acquisitions and improvements and $21.0 million for short-term investments, which were partly offset by the proceeds of borrowings amounting to $51.4 million, proceeds of $14.5 million, in connection with the sale of Ocean Rig senior notes and the net proceeds of $79.6 million from the sale of vessels. The decrease in restricted cash was primarily due to the release of cash collateral of approximately $31.6 million pursuant to the terms of amendments to our credit facilities. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital deficit amounted to $299.6 million as of March 31, 2012, compared to $186.2 million as of December 31, 2011. The working capital deficit increase as of March 31, 2012 by $113.4 million is primarily due to the decrease in cash and cash equivalents explained above. We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future debt or equity issuances.

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at-the-market sales, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, the maintenance of the quality of our vessels, compliance with international shipping standards, environmental laws and regulations, the funding of working capital requirements, principal repayments on outstanding loan facilities and the payment of dividends.

As of March 31, 2012, we had total indebtedness of $4.4 billion under our senior secured credit facilities and our senior notes, excluding unamortized financing fees.

Please refer to the discussion on Long-term Debt as detailed in Note 9 of our unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2012.

Cash flow

Net cash provided by operating activities was $3.4 million for the three-month period ended March 31, 2012. In determining net cash provided by operating activities for the three-month period ended March 31, 2012, net loss was adjusted for the effects of certain non-cash items including $82.0 million of depreciation and amortization, $1.5 million of loss on sale of assets, $6.5 million of amortization and write-off of deferred financing costs, $9.2 million of amortization of deferred convertible senior debt costs, and $3.3 million of non-cash stock based compensation expenses. Moreover for the three-month period ended March 31, 2012, net loss was also adjusted for the effects of non-cash items such as the gain in the change in fair value of derivatives of $15.4 million, amortization of discontinued cash flow hedges of $3.3 million, and amortization of above market value acquired time charters of $4.5 million. Net loss was also adjusted for the decrease in security deposits amounting to $1.2 million and a gain on sale of Ocean Rig senior notes of $0.7 million. The Company had net cash outflows for working capital of $32.7 million for the three-month period ended March 31, 2012. Net cash provided by operating activities was $101.7 million for the three-month period ended March 31, 2011.

Net cash used in investing activities was $19.8 million for the three-month period ended March 31, 2012. The Company made payments of $49.2 million for advances for vessels and drilling units under construction, $69.6 million for vessel acquisitions and improvements and $21.0 million for short-term investments. These cash outflows were offset by the decrease of $25.9 million in the amount of cash deposits required by our lenders, proceeds of $14.5 million in connection with the sale of Ocean Rig senior notes and the net proceeds of $79.6 million from the sale of vessels. Net cash used in investing activities was $270.7 million for the three-month period ended March 31, 2011.

Net cash used in financing activities was $81.6 million for the three-month period ended March 31, 2012, consisting mainly of the borrowings of $51.4 million under our long term credit facilities which were offset by $5.6 million payments for financing costs and repayments of $127.4 million for debt under our long term credit facilities. Net cash used in financing activities was $93.0 million for the three-month period ended March 31, 2011.

Financing activities

Long-term debt

As of March 31, 2012, the Company was in compliance or had the ability to remedy breaches of financial covenants. As of March 31, 2012, we were not in compliance with loan-to-value ratios contained in certain of our loan agreements under which a total of $541.5 million was outstanding as of that date. As a result, we may be required to prepay indebtedness or provide additional collateral to our lenders in the form of cash in the total amount of $106.7 million in order to comply with these ratios. For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Financial Covenants under Secured Credit Facilities" in our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Commission on March 16, 2012.

If we fail to obtain a waiver for any covenant breach or remedy any such breach within the required time period or comply with the applicable covenants in the original loan agreements, as applicable, our lenders could accelerate our indebtedness and foreclose on our vessels. In addition, if conditions in the drybulk charter, tanker and offshore drilling markets decline from current levels and the market value of our vessels decline even further, we may seek to restructure our outstanding indebtedness.  For more information, see Note 9 to our unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2012.

As of March 31, 2012, we had $1.9 billion of remaining installment payments under our drybulk, tanker and drillship newbuilding contracts. We have not obtained financing for our four newbuilding Panamax drybulk vessels, two newbuilding Capesize drybulk vessels, five newbuilding tanker hulls, and three newbuilding drillships. We plan to finance these capital expenditures, amounting to $1,575.8 million in the aggregate, with new debt or equity financing.

As of March 31, 2012, we had a total of $4.2 billion in debt outstanding (net of financing fees) under our credit facilities with various institutions and our senior notes. The table below reflects the classification of certain debt repayments scheduled to be due after March 31, 2012 as payable by such date indicated below.

Twelve months ending	Total (in thousands)
March 31, 2013	$461,249
March 31, 2014	728,583
March 31, 2015	999,651
March 31, 2016	395,448
March 31, 2017 and thereafter	1,789,710
4,374,641
Less: Financing fees	(179,675)
$4,194,966

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Contingencies

The following table sets forth our contractual obligations and their maturity dates as of March 31, 2012:

Obligations	Total	1st year	2nd year	3rd year	4th year	5th year and thereafter
(In thousands of Dollars)
Shipbuilding contracts-Vessels (1)	$794,245	$531,305	$167,740	$95,200	$-	$-
Shipbuilding contracts-Drillships (2)	1,096,826	-	1,096,826	-	-	-
Retirement Plan Benefits (3)	2,248	96	91	130	168	1,763
Operating leases (4)	3,235	1,309	1,309	617	-	-
Office space rent (5)	208	52	52	52	52	-
Total	$1,896,762	$532,762	$1,266,018	$95,999	$220	$ $ 1,763

(1)
As of March 31, 2012, aggregate amounts of $11.6 million, $116.3 million and $111.6 million had been paid to the applicable shipyard for the construction cost of four newbuilding Panamax drybulk vessels, seven newbuilding Capesize drybulk vessels and seven newbuilding tanker hulls, respectively.

(2)
As of March 31, 2012, our majority-owned subsidiary Ocean Rig UDW Inc. ("Ocean Rig") made an aggregate of $726.6 million of construction and construction-related payments for the Company's three seventh generation drillships.

(3)
Ocean Rig has three defined benefit plans for its employees managed and funded through Norwegian life insurance companies at March 31, 2012. The pension plans covered 50 employees by March 31, 2012. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third party actuary.

(4)
We entered into two three-year office lease agreements with Vestre Svanholmen 6 AS which commenced on September 1, and October 1, 2011. These leases include an option for an additional two and three year term, which must be exercised at least six months prior to the end of the term of the contracts which expires in September and October 2014, respectively. Ocean Rig also entered a three year office lease with a third party in Nicosia Cyprus which commenced on September 1, 2010. The lease agreements relating to office spaces are considered to be operational lease contracts.

(5)	We lease office space in Athens, Greece, from a son of Mr. George Economou, our President Chairman and Chief Executive Officer.

Recent Developments

•       On April 17, 2012, we completed the public offering of an aggregate of 11,500,000 common shares of Ocean Rig common shares owned by DryShips Inc., resulting in net proceeds of approximately $180.8 million. Companies affiliated with our Chairman and Chief Executive Officer purchased a total of 2,185,000 common shares from DryShips Inc. at the public offering price.

•       On April 25, 2012, the vessel Lipari was delivered to us.

•       On May 4, 2012, the vessel Positano was delivered to its new owners, resulting in a gain of approximately $0.5 million.

•       On May 9, 2012, Ocean Rig signed an amendment under its $800.0 million secured term loan agreement to, among other things, terminate the guarantee by DryShips Inc., remove the related covenants and the cross-acceleration provision relating to DryShips Inc.'s indebtedness. As a result of the amendment, a default by DryShips Inc. under one of its loan agreements and the acceleration of the related debt will no longer result in a cross-default under Ocean Rig's $800.0 million secured term loan agreement that would provide its lenders with the right to accelerate the outstanding debt under the loan agreement. In addition, under the terms of the loan agreement, as amended, (i) Ocean Rig is permitted to buyback its own common shares; (ii) Drillships Holdings Inc., a wholly-owned subsidiary of Ocean Rig, is permitted to pay dividends to Ocean Rig as its shareholder; and (iii) Ocean Rig is permitted to pay dividends to its shareholders of up to 50% of its net income of each previous financial year, provided in each case that Ocean Rig maintains minimum liquidity in an aggregate amount of not less than $200.0 million in cash and cash equivalents and restricted cash for the next 12 months. The amendments also provide for a reduction in the amount of minimum free cash required to be maintained by Drillships Holdings Inc. from $75.0 million to $50.0 million. Under the agreement, Ocean Rig is required to maintain minimum free cash of $100.0 million.

•       On May 10, 2012, Ocean Rig announced that it had entered into a drilling contract for the Ocean Rig Olympia with Total E&P Angola. The contract is for a three-year period for drilling offshore West Africa, with an estimated backlog of approximately $652.0 million. The contract is expected to commence in direct continuation of the Ocean Rig Olympia's existing contract in West Africa. The customer has the option to extend the contract for two periods of one year each, with the first option exercisable within one year from the commencement date under the drilling contract, and the second option exercisable within one year after the date of exercise of the first option.

•       On May 14, 2012, Ocean Rig signed an amendment under its two $495.0 million credit facilities with Deutsche Bank Luxembourg S.A. as agent (the "Deutsche Bank Credit Facilities") to, among other things, remove the payment guarantee of DryShips, subject to reinstatement as discussed below, and remove the financial covenants for DryShips and the cross-default provision relating to DryShips Inc.'s outstanding indebtedness. As a result of the amendments, a default by DryShips Inc. under one of its loan agreements will no longer result in a cross-default under the Deutsche Bank Credit Facilities that would provide Ocean Rig's lenders with the right to accelerate the outstanding debt under these facilities. In addition, the amendments will also remove the automatic prepayment mechanism under the Deutsche Bank Credit Facilities. Ocean Rig will also be required to maintain a debt service reserve in an aggregate amount of $57.0 million beginning September 2014. Furthermore, under the amended Deutsche Bank Credit Facilities, Ocean Rig will be permitted to pay dividends, make distributions and effect redemptions or returns of share capital in an amount of up to 50% of net income, provided Ocean Rig maintains minimum liquidity in an aggregate amount of not less than $200.0 million in cash and cash equivalents and restricted cash and provide evidence to the lenders through cash flow forecasts that Ocean Rig will maintain such level for the next 12 months following the date of the dividend, distribution or redemption or return of share capital. Under the terms of the amended Deutsche Bank Credit Facilities, in the event of a breach by Ocean Rig of the financial covenants contained in our guarantee, the unconditional and irrevocable payment guarantee of DryShips will be reinstated; however, such guarantee will not include any financial covenants applicable to DryShips Inc. or cross-default provisions in relation to DryShips Inc.'s indebtedness.

•       On May 15, 2012, the Ocean Rig Corcovado completed the general testing of equipment as required by Petroleo Brazilieiro S.A., and has commenced revenue-generating drilling operations in Brazil.

•       On May 18, 2012, Ocean Rig signed an amendment under its $1.04 billion credit facility with DNB Bank ASA as agent, to amend the facility to, among other things, remove the cross-acceleration clause relating to DryShips' indebtedness. As a result of the amendment, a default by DryShips under one of its loan agreements and the acceleration of the related debt will no longer result in a cross-default under the $1.04 billion credit facility that would provide the lenders with the right to accelerate the outstanding debt under the facility. Under the terms of the facility, as amended, the cross acceleration clause relating to the DryShips' outstanding indebtedness is replaced with a cross acceleration relating to the outstanding indebtedness of Ocean Rig, which now provides a guarantee under the facility.  Furthermore, under the amended credit facility, Drill Rigs Holdings Inc. is restricted from paying or declaring a dividend without the prior written consent of the lenders if the current employment contract of the Leiv Eiriksson has expired or been terminated until it has been replaced to the satisfaction of the majority of the lenders.

Significant Accounting policies

A discussion of our significant accounting policies is included in Note 2 in the Company's Annual Report on Form 20-F for the year ended December 31, 2011.

Changes in Accounting Policies

There have been no material changes to our accounting policies in the three-month period ended March 31, 2012 except for the additional accounting policy relating to short-term investments which is as follows:

Short-term investments—Short-term investments generally represent investments in time deposits, which have maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

●	future operating or financial results;
●	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
●	the Company's ability to enter into new contracts for drilling rigs and drillships and future utilization rates and contract rates for drilling rigs and drillships;
●
future capital expenditures and investments in the construction, acquisition and refurbishment of drilling rigs and drillships (including the amount and nature thereof and the timing of completion thereof);

●	statements about drybulk and tanker shipping market trends, including charter rates and factors affecting supply and demand;
●	the Company's ability to obtain additional financing and comply with covenants in such financing arrangements;
●	expectations regarding the availability of vessel acquisitions; and
●	anticipated developments with respect to pending litigation.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although DryShips believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, DryShips cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and drybulk vessel, drilling unit and tanker values, failure of a seller to deliver one or more drilling units, tankers or drybulk vessels, failure of a buyer to accept delivery of a drilling unit, tanker or vessel, inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips' voyage and operating expenses, including bunker prices, dry-docking and insurance costs, vessel breakdowns and instances of off-hires, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2011 and March 31, 2012 (unaudited)
(Expressed in thousands of U.S. Dollars – except for share and per share data)
	December 31, 2011	March 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$251,143	$153,154
Restricted cash	72,765	66,586
Trade accounts receivable, net of allowance for doubtful receivables of $18,420 and $18,480	139,971	130,801
Due from related parties (Note 4)	26,146	33,320
Other current assets (Note 5)	80,052	171,852
Total current assets	570,077	555,713

FIXED ASSETS, NET:
Advances for vessels and drillships under construction and acquisitions (Note 6)	1,027,889	991,651
Vessels, net (Note 7)	1,956,270	1,980,668
Drilling rigs, drillships, machinery and equipment, net (Note 7)	4,587,916	4,560,753
Total fixed assets, net	7,572,075	7,533,072

OTHER NON-CURRENT ASSETS:
Restricted cash	332,801	313,108
Intangible assets, net	9,062	8,701
Above-market acquired time charters	40,102	35,579
Financial instruments (Note 10)	-	4,194
Other non-current assets (Note 8)	97,572	154,667
Total other non-current assets	479,537	516,249
Total assets	$8,621,689	$8,605,034

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$429,149	$450,465
Accounts payable and other current liabilities	58,774	75,176
Accrued liabilities	119,838	159,007
Due to related parties (Note 4)	7,518	1,658
Deferred revenue	40,880	64,718
Financial instruments (Note 10)	100,104	104,266
Total current liabilities	756,263	855,290

NON-CURRENT LIABILITIES
Long-term debt, net of current portion (Note 9)	3,812,686	3,744,501
Financial instruments (Note 10)	102,346	86,999
Deferred revenue	9,172	27,888
Other non-current liabilities	2,560	3,004
Total non-current liabilities	3,926,764	3,862,392

COMMITMENTS AND CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized at December 31, 2011 and March 31, 2012; 100,000,000 shares designated as Series A Convertible preferred stock; 0 shares of Series A Convertible Preferred Stock issued and outstanding at December 31, 2011 and March 31, 2012, respectively	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2011 and March 31, 2012; 424,762,094 and 424,762,244 shares issued and outstanding at December 31, 2011 and March 31, 2012, respectively (Note 11)	4,247	4,247
Treasury stock; $0.01 par value; 1,000,000 shares at December 31, 2011 and March 31, 2012, respectively (Note 11)	(10)	(10)
Additional paid-in capital (Note 11)	2,908,950	2,912,220
Accumulated other comprehensive loss (Note 14)	(28,610)	(24,769)
Retained earnings	260,751	213,295

Total Dryships Inc. stockholders' equity	3,145,328	3,104,983
Non controlling interests	793,334	782,369
Total stockholders's equity	3,938,662	3,887,352
Total liabilities and stockholders' equity	$8,621,689	$8,605,034

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the three-month periods ended March 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three-month period ended
	March 31,
	2011	2012
REVENUES:
Voyage revenues and amortization of above market acquired time charters	98,087	84,497
Leasing revenues	36,235	-
Service revenues and amortization of above market acquired drilling contracts	73,091	162,999
Total Revenues (Note 16)	$207,413	$247,496

EXPENSES:
Voyage expenses	6,516	4,908
Vessels', drilling rigs' and drillships' operating expenses	62,935	106,885
Depreciation and amortization	55,916	81,955
Loss on sale of assets, net (Note 7)	-	1,488
General and administrative expenses	26,716	32,574
Legal settlements (Note 13)	-	6,424
Operating income	55,330	13,262

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 15)	(24,378)	(52,828)
Interest income	8,772	650
Loss on interest rate swaps (Note 10)	(3,854)	(8,750)
Other, net	2,096	(1,644)
Total other expenses, net	(17,364)	(62,572)

INCOME/(LOSS) BEFORE INCOME TAXES	37,966	(49,310)
Income taxes	(5,961)	(10,032)
NET INCOME/(LOSS)	32,005	(59,342)

Less: Net (income)/loss attributable to non controlling interest	(6,240)	11,886
NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$25,765	$(47,456)

NET INCOME/(LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS (Note 17)	$22,639	$(47,456)

EARNINGS/(LOSS) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 17)	$0.07	$(0.12)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 17)	337,143,598	380,152,244

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)
For the three-month periods ended March 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Three-month period ended March 31,
	2011	2012
- Net income/(loss)	$32,005	$(59,342)
Other comprehensive income/(loss:)
- Unrealized gain on Senior Notes	-	2,059
- Reclassification of gain associated with Senior Notes to Consolidated Statement of Operations	-	(709)
- Reclassification of losses on previously designated cash flow hedges to Consolidated Statement of Operations, net	3,272	3,272
- Reclassification of realized losses associated with capitalized interest to Consolidated Statement of Operations, net	44	137
- Actuarial gains/(losses)	64	(37)

Other comprehensive income/(loss)	$3,380	$4,722

Comprehensive income/(loss)	35,385	(54,620)
- Less: comprehensive (income)/loss attributable to non controlling interests	(6,985)	11,005

Comprehensive income/(loss) attributable to Dryships Inc.	$28,400	$(43,615)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three-month period ended March 31,
	2011	2012
Net Cash Provided by Operating Activities	$101,667	$3,427

Cash Flows from Investing Activities:
Option for future construction of rigs	(20,000)	-
Proceeds from sale of notes	-	14,542
Short-term investments	-	(21,000)
Vessels'/drilling rigs acquisitions, improvements and other fixed assets	(119,066)	(69,566)
Advances for vessel acquisitions/drillships under construction.	(397,870)	(49,198)
Decrease in restricted cash	266,244	25,872
Proceeds from sale of vessels	-	79,581
Net Cash Used in Investing Activities	(270,692)	(19,769)

Cash Flows from Financing Activities :
Proceeds from long-term credit facility	71,481	51,378
Payments of short-term credit facility	(415,000)	-
Proceeds from short-term credit facility	325,000	-
Payments of long-term credit facility	(73,673)	(127,404)
Payment of financing costs	(850)	(5,621)
Net Cash Used in Financing Activities	(93,042)	(81,647)
Net decrease in cash and cash equivalents	(262,067)	(97,989)

Cash and cash equivalents at beginning of period	391,530	251,143
Cash and cash equivalents at end of period	$129,463	$153,154

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004, under the laws of the Republic of the Marshall Islands.  The Company is a provider of international seaborne drycargo and oil transportation services and deepwater drilling services.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations from the U.S. Securities and Exchange Commission (the "SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

Certain prior period amounts have been reclassified to conform to the current year presentation including: a) the reclassification of part of deferred mobilization expenses and deferred revenue from current assets and current liabilities, respectively, to non-current assets and non-current liabilities and b) the reclassification of foreign exchange gains/losses in the Statement of operations from "General and administrative expenses" to "Other, net".

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2012 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2012.

2. Significant Accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC on March 16, 2012 (the "Consolidated Financial Statements for the year ended December 31, 2011"). There have been no material changes to these policies in the three-month period ended March 31, 2012 except for the additional accounting policies relating to short term investments which is as follows:

Short-term investments—Short-term investments generally represent investments in time deposits, which have maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

3. Working capital

At March 31, 2012, the Company's current liabilities exceeded its current assets by $299,577. In addition and as further discussed in Note 13, the Company's expected short term capital commitments to fund the construction installments under the shipbuilding contracts in the twelve-month period ending March 31, 2013 amount to $531,305. As discussed in Note 18, in April 2012, the Company sold part of its interest in Ocean Rig UDW Inc. ("Ocean Rig") through a public offering of Ocean Rig's common stock offering resulting in net proceeds to the Company of approximately $180,820. Cash expected to be generated from operations assuming that current market charter hire rates would prevail in the twelve-month period ending March 31, 2013 may not be sufficient to cover the Company's capital commitments. The Company expects to finance its capital commitments with cash on hand, operational cash flow and debt or equity issuances.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed statements of operations are as follows:

	December 31, 2011	March 31, 2012
Balance Sheet
Due to related party - Cardiff	$(671)	$(794)
Due to related party - Tri-Ocean Heidmar	(43)	-
Due to related party - TMS Dry	(6,804)	-
Due to related party –Vivid	-	(864)
Due to related party - Total	(7,518)	(1,658)

Due from related party - TMS Bulkers	19,579	25,223
Due from related party - TMS Tankers	6,324	8,054
Due from related party - Sigma and Blue Fin pool	243	43
Due from related party - Total	26,146	33,320

Advances for vessels and drillships under construction - Cardiff/TMS Bulkers/ TMS Tankers, for the year/ period	8,484	2,182
Vessels, drilling rigs, drillships, machinery and equipment, net - Cardiff/TMS Bulkers/TMS Tankers, for the year/period	9,195	3,168
Accounts payable and other current liabilities - Sigma Pool	111	76
Other current assets - Sigma and Blue Fin pool	3,635	4,046
Other non-current assets - Sigma and Blue Fin pool	675	825
Other non-current assets - TMS Dry	$4,140	$-

	Three- month period ended March 31,
Statement of Operations	2011	2012
Voyage Revenues - Sigma and Blue Fin pool	1,099	7,476
Voyage expenses - TMS Tankers	14	94
Voyage expenses - TMS Bulkers	1,199	1,018
Loss on sale of assets, net - commissions - TMS Bulkers	14	805
General and administrative expenses:
- Consultancy fees - Fabiana	939	889
- Consultancy fees - Vivid	140	3,257
- Management fees - TMS Tankers	192	1,044
- Management fees - TMS Bulkers	6,613	7,059
- Rent	3	13
- Amortization of CEO stock based compensation	10,251	3,148

            (Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

TMS Bulkers Ltd. - TMS Tankers Ltd.:

Effective January 1, 2011, each of the Company's drybulk vessel-owning subsidiaries entered into new management agreements with TMS Bulkers Ltd. ("TMS Bulkers"), which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff"), a related technical and commercial management company incorporated in Liberia, that were effective as of September 1, 2010 through December 31, 2010 and each of the Company's tanker ship-owning subsidiaries entered into new management agreements with TMS Tankers Ltd. ("TMS Tankers" and together with TMS Bulkers, the "Managers"). The Managers are beneficially majority owned by George Economou.

TMS Bulkers provides comprehensive drybulk ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee, the same fee as was charged by Cardiff under the Company's previous management agreements effective from September 1, 2010 through December 31, 2010, of Euro 1,500 ($2,001 based on the Euro/U.S. Dollar exchange rate at March 31, 2012) per vessel per day, which is payable in equal monthly installments in advance and is automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012 the fixed management fee was adjusted by 3% to Euro 1,545 per vessel per day ($2,061 based on the Euro/U.S. Dollar exchange rate at March 31, 2012).

If TMS Bulkers is requested to supervise the construction of a newbuilding vessel, in lieu of the management fee, the Company will pay TMS Bulkers an upfront fee equal to 10% of the budgeted supervision cost. For any additional attendance above the budgeted superintendent expenses, the Company will be charged extra at a standard rate of Euro 500 (or $667 based on the Euro/U.S. Dollar exchange rate as of March 31, 2012) per day.

TMS Tankers provides comprehensive tanker ship management services, including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Under the management agreements, TMS Tankers is entitled to a construction supervisory fee of 10% of the budget for the vessels under construction, payable up front in lieu of the fixed management fee. Once the vessel is operating, TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($2,268 based on the Euro/U.S. Dollar exchange rate at March 31, 2012), payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%. Effective January 1, 2012 the fixed management fee was adjusted by 3% to Euro 1,751($2,336 based on the Euro/U.S. Dollar exchange rate at March 31, 2012).

Under their respective agreements, the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers; and (iii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers.

In the event that the management agreements are terminated for any reason other than a default by the Managers, the Company will be required to pay the management fee for a further period of three calendar months as from the date of termination. In the event of a change of control of the Company's ownership the Company will be required to pay the Managers a termination payment, representing an amount equal to the estimated remaining fees payable to the Managers under the then current term of the agreement which such payment shall not be less than the fees for a period of 36 months and not more than a period of 48 months.

Each management agreement has an initial term of five years and will be automatically renewed for a five year period and thereafter extended in five year increments, unless the Company provides notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

Transactions with TMS Bulkers and TMS Tankers in Euros were settled on the basis of the average U.S. Dollar rate on the invoice date.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

TMS Dry Ltd.: OceanFreight Inc. ("OceanFreight") which was acquired by the Company on August 24, 2011, had contracted the technical and commercial management of its drybulk vessels to TMS Dry Ltd. ("TMS Dry"), a related party entity beneficially majority owned by the Company's Chairman, President and Chief Executive Officer, Mr. George Economou.

TMS Dry was engaged under separate vessel management agreements directly by OceanFreight's wholly-owned, vessel - owning subsidiaries. Under the vessel management agreements, OceanFreight paid a daily management fee per vessel, covering also superintendent's fee per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees were adjusted upwards according to the Greek consumer price index. Such increase could not be less than 3% and more than 5%. In the event that the management agreements were terminated for any reason other than TMS Dry's default, OceanFreight was required (i) to pay management fees for a further period of three calendar months as from the date of termination; and (ii) to pay an equitable proportion of any severance crew costs which materialize as per applicable Collective Bargaining Agreement (CBA). TMS Dry was entitled to a daily management fee per vessel of Euro 1,500 ($2,001 based on the Euro/U.S. Dollar exchange rate at March 31, 2012) for the drybulk vessels. TMS Dry was also entitled to (i) a discretionary incentive fee; (ii) extra superintendents' fees of Euro 500 ($667 based on the Euro/U.S. Dollar exchange rate at March 31, 2012) per day; (iii) a commission of 1.25% on charter hire agreements; and (iv) a commission of 1% of the purchase price on sale or purchases of vessels in OceanFreight's fleet. Furthermore, TMS Dry was entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision costs.

On July 25, 2011, OceanFreight, TMS Dry and TMS Bulkers entered into an agreement providing for the termination of the management agreements with TMS Dry upon completion of the merger. Under this agreement TMS Dry received (a) $6,600 due to the change of control and waived its contractual entitlement to seek fees for three years; and (b) $2,400 commission due to the merger transaction. Pursuant to addendum No.1 to the management agreement, dated November 3, 2011, it was agreed, among other things, that the management agreement with TMS Dry would be terminated on December 31, 2011. Effective January 1, 2012, the Company entered into novation agreements for each of the eleven OceanFreight vessels and hulls with TMS Bulkers. The terms are identical to those in the previous management agreements with TMS Dry, taking into account, the adjustments in TMS Bulkers in 2012.

Transactions with TMS Dry in Euros were settled on the basis of the average USD rate on the invoice date.

Global Services Agreement: On December 1, 2010, the Company entered into a Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which the Company has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company's majority-owned subsidiary, Ocean Rig. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of the Company's majority owned subsidiary, Ocean Rig, including the Ocean Rig's drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company's majority owned subsidiary, Ocean Rig, including the Company's drilling units. In consideration of such services, the Company pays Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. For the three-month periods ended March 31, 2011 and March 31, 2012, the Company paid $0 and $795, respectively, as fees related to the Global Services Agreement regarding employment arrangements.

Transactions with Cardiff in Euros were settled on the basis of the average USD rate on the invoice date.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - continued:

George Economou: As the Company's Chairman, Chief Executive Officer (CEO) and principal shareholder, with a 14.2% shareholding, George Economou has the ability to exert influence over the operations of the Company.

Fabiana Services S.A.: Under the consultancy agreements effective from February 3, 2005, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Republic of the Marshall Islands, Fabiana provides consultancy services relating to the services of George Economou in his capacity as Chief Executive Officer of the Company (Note 12).

On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company's common stock, with par value $0.01, be granted to Fabiana for the contribution of George Economou for CEO services rendered during 2009 as well as for anticipated services during the years 2010, 2011 and 2012. The shares vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on December 31, 2010 and 2011 respectively; and 1,500,000 shares to vest on December 31, 2012. In addition, the annual remuneration to be awarded to Fabiana under the consultancy agreement was increased to Euro 2.7 million ($3.6 million based on the exchange rate as of March 31, 2012).

On January 12, 2011, the Compensation Committee approved a $4 million bonus and 9,000,000 shares of the Company's common stock payable for CEO services rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually on December 31, 2011 through 2018, respectively.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010, between the Company and Vivid Finance Limited ("Vivid"), a company controlled by George Economou, Vivid provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments, and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid is entitled to a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid at least 30 days prior to the actual termination date.

Lease Agreement: The Company leases office space in Athens, Greece from a son of George Economou.

Sigma Tankers Inc. pool and Blue Fin Tankers Inc. pool: Tankers Saga, Daytona, Belmar and Calida are employed in the Sigma Tankers Inc. pool ("Sigma") while tanker Vilamoura is employed in the Blue Fin Tankers Inc. pool ("Blue Fin"). The Sigma and Blue Fin pools are spot market pools managed by Heidmar Inc. George Economou is a member of the Board of Directors of Heidmar Inc.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5. Other Current assets

The amount of other current assets shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2011	March 31, 2012
Inventories	$15,681	$11,024
Deferred mobilization expenses	38,052	68,541
Prepayments and advances	15,750	18,912
Short term investments	-	21,000
Mobilization fees receivable	-	30,000
Other	10,569	22,375

Balance at end of year/period	$80,052	$171,852

6. Advances for vessels and Drillships under Construction and Acquisitions:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2011.

The amounts shown in the accompanying unaudited consolidated balance sheet is analyzed as follows:

March 31,
2012

Balance at December 31, 2011	$1,027,889
Advances for vessels/drillships under construction and related costs	96,172
Vessels/drillships delivered	(132,410)

Balance at March 31, 2012	$991,651

On January 3, 2012, the Company took delivery of its newbuilding tanker Calida, while the vessel Woolloomooloo (ex. H1637A) and Raraka (ex. H1638A) were delivered on February 6, 2012 and March 2, 2012, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Vessels, Drilling Rigs, Drillships, Machinery and Equipment:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Vessels:

	Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2011	$2,364,707	$(408,437)	$1,956,270
Additions/transfers from vessels under construction	132,410	-	132,410
Vessel disposals	(95,399)	14,331	(81,068)
Depreciation	-	(26,944)	(26,944)

Balance, March 31, 2012	$2,401,718	$(421,050)	$1,980,668

On February 10, 2012, the Company concluded two Memoranda of Agreement for the sale of vessels Avoca and Padre and one on March 16, 2012 for the sale of vessel Positano, for a sale price of $118,000 in the aggregate. The Company has neither classified the above vessels Avoca and Padre nor vessel Positano as "held for sale" in the accompanying consolidated balance sheets, as of December 31, 2011 and as of March 31, 2012, respectively, as all criteria required for their classification as "Vessels held for sale" were not met. As of December 31, 2011 an impairment loss of $32,584 in the aggregate, was recognized, as a result of the reduction of the vessels' carrying amount to their fair value. The vessels Avoca and Padre were delivered to their new owners on February 22, 2012 and February 24, 2012, respectively, realizing a loss of $1,470. The vessel Positano was delivered to her new owners May 4, 2012 (Note 18).

Drilling rigs, drillships, machinery and equipment:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2011	$4,942,716	$(354,800)	$4,587,916
Additions	27,352	-	27,352
Depreciation	-	(54,515)	(54,515)

Balance, March 31, 2012	$4,970,068	$(409,315)	$4,560,753

As of March 31, 2012, all of the Company's operating vessels, drilling rigs and drillships, except vessel Saldhana have been pledged as collateral to secure bank loans (Note 9).

8. Other non-current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:
	December 31,	March 31,
	2011	2012
Security deposits for derivatives	$33,100	$31,900
Option for construction of drillships	24,756	24,756
Deferred mobilization expenses	24,176	76,131
Other	15,540	21,880
Balance at end of year/period	$97,572	$154,667

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Other non-current assets-continued:

As of December 31, 2011, security deposits of $33,100 for the Ocean Rig Poseidon and Ocean Rig Mykonos, were recorded as "Other non-current assets" in the accompanying consolidated balance sheet. As of March 31, 2012, security deposits (margin calls) of $31,900, for the Ocean Rig Mykonos were recorded as "Other non-current assets" in the accompanying interim condensed consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements as of December 31, 2011 and March 31, 2012.

On November 22, 2010, the Company, entered into an option contract with Samsung Heaving Industries ("Samsung") for the construction of up to four additional ultra-deepwater drillships, which would be "sister-ships" to the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and the Ocean Rig Mykonos, with certain upgrades to vessels design and specifications. The option agreement was novated by the Company to Ocean Rig on December 30, 2010. On May 16, 2011, Ocean Rig entered into an addendum to the option agreement for the construction of up to two additional drillships with the same contract terms, conditions and specifications as the four optional drillships under the original agreement and extended the date to exercise the fourth option under the original agreement and the two additional options under the addendum from November 22, 2011 to January 31, 2012.

The Company has exercised three of the six options under the agreement and, as a result, has entered into shipbuilding contracts for three seventh generation, ultra-deepwater drillships with deliveries scheduled in July, September and November 2013, respectively.

In 2012, Ocean Rig entered into a second and third addendum to the option agreement to further extend the date to exercise the fourth option under the original agreement and the two additional options to October 4, 2012.

The Company may exercise the three remaining newbuilding drillship options at any time on or prior to October 4, 2012, with drillship deliveries to be at the reasonable discretion of Samsung declaring the earliest available date based on their construction schedule.

9. Long-term debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2011	March 31, 2012
Convertible Senior Notes	$700,000	$700,000
Ocean Rig Senior Notes	500,000	500,000
Loan Facilities - Drybulk Segment	841,453	797,106
Loan Facilities - Tanker Segment	130,048	160,035
Loan Facilities - Drilling Segment	2,279,167	2,217,500
Less: Deferred financing costs	(192,183)	(179,675)
Less: Dryships participation in Ocean Rig Senior Notes	(18,000)	-
Add: Valuation of Dryships participation in Ocean Rig Senior Notes	1,350	-
Total debt	4,241,835	4,194,966
Less: Current portion	(429,149)	(450,465)

Long-term portion	$3,812,686	$3,744,501

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term debt - continued:

Convertible Senior Notes and Related Borrow Facility

In conjunction with the Company's public offering of an aggregate of $460,000 and $240,000 aggregate principal amount of 5% Convertible unsecured Senior Notes (the "Notes") in November 2009 and April 2010, respectively (collectively, the "Notes"), the Company entered into share lending agreements with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower approximately 36,100,000 shares of the Company's common stock. Under the share lending agreements, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares. During 2011 and subsequent to March 31, 2012, the share borrower returned 1,000,000 and 10,000,000 of the above loaned shares, respectively, to the Company, which were not retired and are included as treasury stock in the accompanying balance sheet as of December 31, 2011 and March 31, 2012.

The fair value of the outstanding loaned shares as of December 31, 2011 and March 31, 2012, was $70,200 and $122,148, respectively. On the day of the Notes issuance the fair value of the share lending agreements was determined to be $14,476, based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement during the three-month periods ended March 31, 2011 and 2012 was $734 and $742, respectively and is included in "Interest and finance costs." The unamortized balance as of December 31, 2011 and March 31, 2012, was $8,690 and $7,948, respectively.

Effective September 19, 2011, the applicable conversion price of the Notes has changed to $6.9 per share. The previous conversion price of $7.19 per share was adjusted downward in connection with the Company's partial spin off of Ocean Rig common stock held by the Company. Since the Company's stock price was below the Notes conversion price of $6.9 as of March 31, 2012, the if-converted value did not exceed the principal amount of the Notes.

The total interest expense related to the Notes in the Company's unaudited interim condensed consolidated statement of operations for the three-month periods ended March 31, 2011 and 2012, was $16,705 and $17,966 of which $7,955 and $9,216, respectively are non-cash amortization of the discount on the liability component and $8,750 and $8,750, respectively are the contractual interest paid semi-annually at a coupon rate of 5% per year. At December 31, 2011 and March 31, 2012, the net carrying amount of the liability component and unamortized discount were $572,113 and $581,329, respectively and $127,887 and $118,671, respectively.

The Company's interest expense associated with the $460,000 aggregate principal amount and $240,000 aggregate principal amount of Notes is accretive based on an effective interest rate of 12% and 14%, respectively.

Ocean Rig Senior Notes

On April 27, 2011, Ocean Rig issued $500,000 aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the "OCR UDW Notes") offered in a private placement, resulting in net proceeds of approximately $487.5 million. The OCR UDW Notes are unsecured obligations and rank senior in right of payment to any future subordinated indebtedness and equally in right of payment to all of the Company's existing and future unsecured senior indebtedness.

The OCR UDW Notes are not guaranteed by any of the Company's subsidiaries. Ocean Rig may redeem some or all of the OCR UDW Notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption. Upon a change of control, which occurs if 50% or more of Ocean Rig's shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require Ocean Rig to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

The total interest expense, debt issuance costs and amortization cost related to the OCR UDW Notes in the Company's unaudited interim condensed consolidated statement of operations for the three-month periods ended March 31, 2011 and 2012, was $0 and $12,355, respectively. The contractual semi-annual coupon interest rate is 9.5% per year.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term debt - continued:

On April 26, 2011, DryShips agreed to purchase from three unaffiliated companies OCR UDW Notes in the total aggregate principal amount of $75,000. During the period from May 19, 2011 to July 27, 2011, the Company sold to third parties these senior unsecured notes with a notional amount of $57,000 resulting in a gain of $1,406. The remaining $18,000 senior unsecured notes were also sold, during the period from March 15, 2012 to March 30, 2012, to third parties with notional amount of $18,000 resulting in a gain of $709.

Term bank loans and credit facilities

The Company's bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between January 2015 and December 2020. Interest rates on the outstanding loans as at March 31, 2012 are based on LIBOR plus a margin except $486,111 from the Credit facilities which are based on a fixed rate.

On January 4, 2012, the Company entered into a supplemental agreement for the term bank loan dated July 23, 2008, according to which the vessel Woolloomooloo is pledged as collateral to secure the bank loan.

On February 9, 2012 the Company entered into two supplemental agreements for a shortfall in the security cover ratio and pledged 10,000,000 of its shares of Ocean Rig as additional security. The share pledge expired on March 31, 2012.

On February 14, 2012 the Company entered into a $122,580 secured credit facility to partially finance the construction costs relating to three of its VLOCs under construction, which are scheduled for delivery in June 2012, October 2012 and January 2013. The facility bears interest at LIBOR plus a margin and is repayable in 48 installments. The facility is secured with guarantees from Cardiff and the Company. As at March 31, 2012, no amounts have been drawn down under this facility.

On March 19, 2012, the Company entered into a $87,654 loan facility to partially finance the acquisition cost of vessel Raraka and of the newbuildings H1241 and H1242. The loan bears interest at LIBOR plus a margin, and is repayable in thirty-two quarterly installments plus a balloon payment payable with the last installment. The Company has drawn down an amount of $19,065 related to vessel Raraka.

On May 9, 2012, Ocean Rig signed an amendment under its $800,000 secured term loan agreement to, among other things, terminate the guarantee by DryShips and remove the related covenants and the cross-acceleration provision relating to DryShpis' indebtedness. As a result of the amendment, a default by DryShips under one of its loan agreements and the acceleration of the related debt will no longer results in a cross-default under the $800,000 secured term loan agreement that would provide the lenders with the right to accelerate the outstanding debt under the loan agreement. In addition, under the terms of the loan agreement, as amended, (i) Ocean Rig is permitted to buyback its own common shares; (ii) Drillships Holdings Inc., a wholly-owned subsidiary of Ocean Rig is able to pay dividends to Ocean Rig as its shareholder; and (iii) Ocean Rig will be permitted to pay dividends to its shareholders of up to 50% of its net income of each previous financial year, provided in each case that Ocean Rig maintains minimum liquidity in an aggregate amount of not less than  $200,000 in cash and cash equivalents and restricted cash for the next 12 months. The amendments will also provide for a reduction in the amount of minimum free cash required to be maintained by Drillships Holdings Inc. from $75,000 to $50,000. Under the agreement, Ocean Rig is required to maintain minimum free cash of $100,000.

On May 14, 2012, Ocean Rig signed an amendment under its two $495,000 credit facilities with Deutsche Bank Luxembourg S.A. as agent (the "Deutsche Bank Credit Facilities") to, among other things, remove the payment guarantee of DryShips, subject to reinstament as discussed below, and remove the financial covenants for DryShips and the cross-default provision relating to DryShips' outstanding indebtedness. As a result of the amendments, a default by DryShips under one of its loan agreements will no longer result in a cross-default under the Deutsche Bank Credit Facilities that would provide Ocean Rig's lenders with the right to accelerate the outstanding debt under these facilities.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

In addition, the amendments will also remove the automatic prepayment mechanism under the Deutsche Bank Credit Facilities. Ocean Rig will also be required to maintain a debt service reserve in an aggregate amount of $57,000 beginning September 2014. Furthermore, under the amended Deutsche Bank Credit Facilities, Ocean Rig will be permitted to pay dividends, make distributions and effect redemptions or returns of share capital in an amount of up to 50% of net income, provided it maintains minimum liquidity in an aggregate amount of not less than $200,000 in cash and cash equivalents and restricted cash and provide evidence to the lenders through cash flow forecasts that Ocean Rig will maintain such level or the next 12 months following the date of the dividend, distribution or redemption or return of share capital. Under the terms of the amended Deutsche Bank Credit Facilities, in the event of a breach by Ocean Rig of the financial covenants contained in its guarantee, the unconditional and irrevocable payment guarantee of DryShips will be reinstated; however, such guarantee will not include any financial covenants applicable to DryShips or cross-default provisions in relation to DryShips' indebtedness.

On May 18, 2012, Ocean Rig signed an amendment under its $1,040,000 credit facility with DNB Bank ASA as agent, to amend the facility to, among other things, remove the cross-acceleration clause relating to DryShips' indebtedness. As a result of the amendment, a default by DryShips under one of its loan agreements and the acceleration of the related debt will no longer result in a cross-default under the $1,040,000 credit facility that would provide the lenders with the right to accelerate the outstanding debt under the facility. Under the terms of the facility, as amended, the cross acceleration clause relating to the DryShips' outstanding indebtedness is replaced with a cross acceleration relating to the outstanding indebtedness of the Ocean Rig, which now provides a guarantee under the facility. Furthermore, under the amended credit facility, Drill Rigs Holdings Inc. is restricted from paying or declaring a dividend without the prior written consent of the lenders if the current employment contract of the Leiv Eiriksson has expired or been terminated until it has been replaced to the satisfaction of the majority of the lenders.

The aggregate available undrawn amounts under the Company's credit facilities at December 31, 2011 and March 31, 2012, were $109,037 and $145,314, respectively. The Company is required to pay a quarterly commitment fee of 1.08% as of December 31, 2011 and a quarterly commitment fee ranging from 1.08% to 1.14%, as of March 31, 2012, per annum of its undrawn portions of the line of credits.

The weighted-average interest rates on the above outstanding debt were: 5.99% for the three-month period ended March 31, 2011 and 5.65% for the three-month period ended March 31, 2012, respectively.

The above loans are secured by a first priority mortgage over the vessels, rigs and drillships, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company's business. In addition, some of the vessel owning companies are not permitted to pay any dividends to DryShips nor DryShips to its shareholders without the lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit the Dryships' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

As of March 31, 2012, the Company was in compliance with the original covenants or had the ability to remedy breaches of financial covenants. As of March 31, 2012, the Company was not in compliance with loan-to-value ratios contained in certain of its original loan agreements under which a total of $541,492 was outstanding as of that date. As a result, the Company may be required to prepay indebtedness or provide additional collateral to its lenders in the form of cash in the total amount of $106,697 in order to comply with these ratios.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Long-term Debt - continued:

Total interest incurred on long-term debt, including capitalized interest, for the three- months ended March 31, 2011 and 2012, amounted to $26,382, and $49,673, respectively. These amounts net of capitalized interest are included in "Interest and finance costs" in the accompanying unaudited interim condensed consolidated statements of operations.

The annual principal payments required to be made after March 31, 2012, including balloon payments, totaling $4,374,641 due through December 2020, are as follows:

March 31, 2013	$461,249
March 31, 2014	728,583
March 31, 2015	999,651
March 31, 2016	395,448
March 31, 2017 and thereafter	1,789,710

Total principal payments	4,374,641
Less: Financing fees and equity component of notes	(179,675)
Total debt	$4,194,966

10. Financial Instruments and Fair Value Measurements:

All derivatives are carried at fair value on the consolidated balance sheet at each period end. Balances as of December 31, 2011 and March 31, 2012, are as follows:

	December 31, 2011	March 31, 2012
	Interest Rate Swaps	Interest Rate Swaps
Non-current assets	$—	$4,194
Current liabilities	(100,104)	(104,266)
Non-current liabilities	(102,346)	(86,999)
	$(202,450)	$(187,071)

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Statement of Financial Position:

		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2011 Fair value	March 31, 2012 Fair value	Balance Sheet Location	December 31, 2011 Fair value	March 31, 2012 Fair value

Interest rate swaps	Financial instruments current assets	$—	$—	Financial instruments-current liabilities……	$100,104	$104,266
Interest rate swaps	Financial instruments-non current assets	—	4,194	Financial instruments non current liabilities...	102,346	86,999

Total derivatives not designated as		$—	$4,194		$202,450	$191,265

		Asset Derivatives			Liability Derivatives
Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2011 Fair value	March 31, 2012 Fair value	Balance Sheet Location	December 31, 2011 Fair value	March 31, 2012 Fair value

hedging instruments
Total derivatives	$—	$4,194	Total derivatives	$202,450	$191,265

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements - continued:

During the three-month periods ended March 31, 2011 and 2012, the losses transferred from accumulated other comprehensive loss to the unaudited interim condensed consolidated statement of operations were $3,316, and $3,409 respectively. The estimated net amount of existing losses at March 31, 2012, that will be reclassified into earnings within the next twelve months related with previously designated cash flow hedges is $13,648.

The effects of derivative instruments not designated or qualifying as hedging instruments on the unaudited interim condensed consolidated statements of operations are as follows:
		Amount of Gain/(Loss)
		Three-month period ended March 31,
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	2011	2012
Interest rate swaps	Gain/(loss) on interest rate swaps	$(3,854)	$(8,750)
Forward freight agreements	Other, net	687	-
Foreign currency forward contracts	Other, net	137	-
Total		$(3,030)	$(8,750)

ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011, the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying unaudited interim condensed consolidated statement of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities.

The carrying amounts of cash and cash equivalents, restricted cash, short-term investments, trade accounts receivable and accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

The Convertible Senior Notes and the OCR UDW Notes, have a fixed rate and their estimated fair values were determined through Level 2 inputs of the fair value hierarchy (quoted price in the over-the counter-market). The fair value of the loan that has a fixed rate, is estimated through Level 2 of the fair value hierarchy by discounting future cash flows using rates currently available for debt with similar terms, credit risk and remaining maturities. The estimated fair value of the above Convertible Senior Notes, OCR UDW Notes and loan at March 31, 2012 is approximately $589,400, $502,500 and $533,774, respectively, compared to a carrying amount net of financing fees of $567,445, $490,181 and $478,083, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Financial Instruments and Fair Value Measurements - continued:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	March 31, 2012	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps – asset position	$4,194	$—	$4,194	$—
Interest rate swaps - liability position	(191,265)		$(191,265)	$—

Total	$(187,071)	$—	$(187,071)	$—

11. Common Stock and Additional Paid-in Capital

Treasury stock

During September 2011 and April 2012, the share borrower described in Note 9 returned to the Company an aggregate of 11,000,000 loaned shares of the Company's common stock, which were not retired.

Repurchase program

On December 6, 2011, Ocean Rig announced that its board of directors had approved a repurchase program for up to a total of $500,000 of its common shares and 9.5% senior unsecured notes due 2016 (Note 9). Ocean Rig's common shares and unsecured notes may be purchased under the program from time to time through December 31, 2013. As of March 31, 2012, Ocean Rig had not purchased any common shares or unsecured notes under the program described above.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Equity incentive plan:

Dryships Inc.

On January 16, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan"). Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010, the Company's Board of Directors amended the 2008 Equity Incentive Plan to provide that a total of 21,834,055 common shares be reserved for issuance.

On January 25, 2010, 4,500,000 shares of non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of Mr. George Economou for Chief Executive Officer services  rendered during 2009. The shares shall vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on December 31, 2010 and 2011, respectively; and 1,500,000 shares to vest on December 31, 2012. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $6.05 per share. As of March 31, 2012, 3,000,000 of these shares have been vested.

On January 12, 2011, 9,000,000 shares of the non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of Mr. George Economou for Chief Executive Officer services rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares vesting on the grant date and 1,000,000 shares vesting annually on December 31, 2011, through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share. As of March 31, 2012, 2,000,000 of these shares have been vested.

On February 4, 2011, 15,000 shares of non-vested common stock out of the 21,834,055 shares reserved under the Plan were granted to an executive of the Company. The shares vest on a pro-rata basis over a period of three years from the date of the non-vested stock award agreement. The fair value of each share, on the grant date, was $5.01. As of March 31, 2012, 5,000 of these shares have been vested.

A summary of the status of the Company's non vested shares as of December 31, 2011 and movement during the three-month period ended March 31, 2012, is presented below. There were no shares forfeited in 2012.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2012	8,510,150	$5.60
Vested	(150)	33.59

Balance March 31, 2012	8,510,000	$5.60

As of December 31, 2011 and March 31, 2012, there was $32,413 and $29,257, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of seven years. The amounts of $10,292 and $3,156 are recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statement of operations for the three-month period ended March 31, 2011 and 2012, respectively. The total fair value of shares vested during the three-month period ended March 31, 2011 and 2012, was $5,641 and $0.3, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Equity incentive plan - continued:

Ocean RigUDW Inc.

On February 14, 2012, Ocean Rig's Compensation Committee approved the grant of 112,950 shares of non-vested common stock to officers and key employees as a bonus for their services rendered during 2011.The shares shall vest over a period of three years, at a percentage of one third, on December 31, 2012, 2013 and 2014. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the Ocean Rig shares on the grant date of $16.50 per share. As of March 31, 2012, none of these shares have vested, while 3,000 shares were forfeited due to an employee resignation.

On March 21, 2012, the Ocean Rig's Board of Directors approved the 2012 Equity Incentive Plan (the "OCR Plan") and reserved a total of 2,000,000 shares. Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock.

A summary of the status of Ocean Rig's non vested shares as of March 31, 2012 and movement during the three-month period then ended, is presented below.

	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2012	-	$-
Granted	112,950	16.50
Forfeited	(3,000)	16.50

Balance March 31, 2012	109,950	$16.50

As of March 31, 2012, there was $1,660 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted by Ocean Rig. That cost is expected to be recognized over a period of three years. The amount of $154 represents the stock based compensation expense for the period and is recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statement of operations for the three-month period ended March 31, 2012.

13. Commitment and contingencies:

13.1 Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping and drilling business.

The Company has obtained hull and machinery insurance for the assessed market value of the Company's fleet and protection and indemnity insurance. However, such insurance coverage may not provide sufficient funds to protect the Company from all liabilities that could result from its operations in all situations. Risks against which the Company may not be fully insured or insurable include environmental liabilities, which may result from a blow-out or similar accident, or liabilities resulting from reservoir damage alleged to have been caused by the negligence of the Company.

The Company's loss of hire insurance coverage does not protect against loss of income from day one, but is effective after 45 days' off-hire for the rigs and drillships. The occurrence of casualty or loss, against which the Company is not fully insured, could have a material adverse effect on the Company's results of operations and financial condition. The insurance covers approximately one year for the loss of hire.

As part of the normal course of operations, the Company's customers may disagree on amounts due to the Company under the provision of the contracts which are normally settled though negotiations with the customer. Disputed amounts are normally reflected in revenues at such time as the Company reaches agreement with the customer on the amounts due.

In November 2008, Annapolis Shipping Company Limited of Malta, a subsidiary of the Company and seller of the vessel Lacerta to China National Machinery Import & Export Corporation on behalf of Qingdao Shunhe Shipping Co. Ltd of China (the "Buyers"), commenced arbitration proceedings against the Buyers because they failed to comply with their obligations under the memorandum of agreement and to take delivery of the vessel. The buyers responded by raising the issue of change of place of delivery. On December 2, 2011, the parties entered into a settlement agreement for the full and final settlement of all disputes relating to the relevant memorandum of agreement, pursuant to the terms of which, the case was fully settled.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Commitment and contingencies - continued:

13.1 Legal proceedings - continued:

On July 17, 2008, the Company entered into an agreement to sell the vessel Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation ("Samsun") for the price of approximately $63.4 million. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36.0 million. As part of the agreement, the buyers released the deposit of $6.3 million to the Company immediately and were required to make a new deposit of $1.5 million towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers' failure to pay the new deposit of $1.5 million. In February 2009, Samsun was placed in corporate rehabilitation. In February 2010, Samsun's plan of reorganization was approved by its creditors. As part of this plan, the Company will recover a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company's financial statements.

On March 5, 2009, a complaint against certain of the Company's current and former directors was filed in the High Court of the Republic of the Marshall Islands, captioned Rosenquist v. Economou, et al. (Case No. 2009-056). The Rosenquist complaint, which was amended on August 14, 2009, sought an unspecified amount of damages and alleged that the defendants had breached certain fiduciary duties owed to the Company in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint also sought the disgorgement of all payments made in connection with the termination of these acquisitions. The High Court dismissed the case in February 2010. The plaintiff appealed and on October 5, 2011 the Supreme Court affirmed dismissal. On December 7, 2011, the plaintiff sent a letter requesting the Company's board to take certain action with respect to the allegations in his former complaint. On January 5, 2012, the board established a Special Committee consisting of five disinterested directors to investigate the plaintiff's request. No decision has yet been reached.

A securities class action lawsuit captioned Khan et al. v. DryShips Inc., et al., was brought on November 25, 2011 in the United States District Court for the Eastern District of Missouri (Case No. 4:11-cv-02056). The complaint was amended on December 16, 2011. It is brought by two shareholders (purporting to represent a class of plaintiffs and seeking certification as class representatives) against the Company and several of its officers and directors, as well as against Deutsche Bank AG and Merrill Lynch & Co., Inc., in their capacities as underwriters of certain of the Company's equity offerings. The amended complaint alleges violations of certain provisions of the Exchange Act and the regulations thereunder in connection with a number of publicly issued statements made by the Company (alleged to be false and misleading), and breaches of fiduciary duties owed to the Company in connection therewith. The amended complaint has not yet been served on the Company. On April 17, 2012, the District Court sua sponte ordered Plaintiffs to show cause why the amended complaint should not be dismissed for failure to serve. Plaintiffs responded and on May 10, 2012, the Court granted extended Plaintiffs' time to serve the amended complaint through November 15, 2012, which was filed on May 22, 2012. The defendants have not yet responded to this complaint.

A securities class action captioned Rabbani et al. v. DryShips Inc., et al., was brought on January 24, 2012 in the United States District Court for the Eastern District of Missouri (Case No. 4:12-cv-00130). It is similar to the Khan action, described above. Plaintiffs again substantively purport to represent a class of shareholders and seek certification as class representatives. The complaint was served on January 23, 2012 on the Company's registered office in Majuro, Marshall Islands. An amended complaint was filed on May 16, 2012. Defendants are obligated to answer or move against the amended complaint by July 20, 2012.

The defendants believe that these complaints are without merit and intend to defend the lawsuits vigorously, when appropriate.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.1 Legal proceedings - continued:

On May 3, 2010, the vessel Capitola was detained by the United States Coast Guard at the Port of Baltimore, Maryland. The alleged deficiencies involved in the detention related to a suspected by-pass of the vessel's oily water separating equipment and related vessel records. The relevant vessel-owning subsidiary of the Company and Cardiff posted security in the amount of $1.5 million for release of the vessel from detention. During 2011, the U.S. District Court in Maryland resolved a case in which Cardiff, the former manager of the Capitola and entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel. Cardiff's plea agreement with the U.S. Department of Justice involved the failure to record certain discharges of oily water and oil residues in the ship's Oil Record Book. The court ordered Cardiff to pay a fine and to implement an Environmental Compliance Plan ("ECP"). It has been agreed that DryShips's current vessel manager, TMS Bulkers, will carry out the ECP for DryShips's vessels. The ECP will strengthen the commitment of TMS Bulkers to environmental compliance in every phase of its operation, including the operation of the DryShips' vessels. The court applied a fine of approximately $2.4 million part of which amounting to approximately $2.0 million was reimbursed by the Company to Cardiff.

The Company's drilling rig the Leiv Eiriksson operated in Angola during the period from 2002 to 2007. Ocean Rig's manager in Angola during this period has made a legal claim for reimbursement of import/export duties for two export/importation events in the period 2002 to 2007 retroactively levied by the Angolan government. Agreement was reached between the parties to this claim for an amount of $6.1 million which was paid by the Company's relevant subsidiary to the claimant, in full and final settlement of the London Court Proceedings. The Company recorded a provision of $6.1 million during the three month period ended March 31, 2012, which is included in "Legal settlements" in the unaudited interim condensed consolidated statements of operations.

The vessels Capri, Capitola and Samatan, were on long-term time charters to KLC, pursuant to charterparties dated May 6, 2008, March 3, 2008 and March 3, 2008 (the "Original Charterparties") per each vessel, respectively. On January 25, 2011, KLC filed with the 4th Bankruptcy Division of the Seoul Central District Court (the "Seoul Court") an application for rehabilitation pursuant to the Debtor Rehabilitation & Bankruptcy Act. On February 15, 2011, KLC's application was approved by the Seoul Court, and Joint Receivers of KLC were appointed. Upon and with effect from March 14, 2011, the shipowning companies' Original Charterparties with KLC were terminated by the Joint Receivers, and the shipowning companies entered into New Charterparties with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011, the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the Original Charterparties and (ii) damages and loss caused by the early termination of the Original Charterparties.

On October 13, 2011, a putative shareholder class action lawsuit entitled Litwin v. OceanFreight, Inc. et. al. was filed in the United States District Court for the Southern District of New York (the "S.D.N.Y") against OceanFreight, the Company, Ocean Rig, Pelican Stockholdings Inc. ("Pelican") and the directors of OceanFreight (collectively, the "Defendants"). The plaintiff alleges violations of Commission proxy rules and breach of fiduciary duties by the directors of the OceanFreight, purportedly aided and abetted by the other Defendants, in connection with OceanFreight's agreement to merge with Pelican, a wholly-owned subsidiary of DryShips. The complaint set out various alternatives remedies, including an injunction barring the merger, rescission, and /or actual and punitive damages. The plaintiff made a motion for a temporary restraining order and preliminary injunction to delay the merger, which was denied on November 2, 2011. On or about January 10, 2012, the plaintiff filed a formal Notice of Voluntary Dismissal of her action on this matter. The case is closed.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.2 Purchase obligations:

The following table sets forth the Company's contractual obligations and their maturity dates as of March 31, 2012:

Obligations:	Total	1st year	2nd year	3rd year
Vessels shipbuilding contracts	$794,245	$531,305	$167,740	$95,200
Drillship shipbuilding contracts	1,096,826	—	1,096,826	—
Total obligations	$1,891,071	$531,305	$1,264,566	$95,200

13.3 Contractual charter and drilling revenue

Future minimum contractual charter and drilling revenue, based on vessels and drilling units committed to non-cancelable, long-term time and bareboat charter and drilling contracts as of March 31, 2012, amounts to $1,005,582 for the twelve months ending March 31, 2013, $660,024 for the twelve months ending March 31, 2014, $616,679 for the twelve months ending March 31, 2015, $215,665 for the twelve months ending March 31, 2016 and $147,193 for the twelve months ending March 31, 2017 and thereafter. These amounts do not include any assumed off-hire.

13.4 Rental payments

The Company leases office space in Athens, Greece, from a son of George Economou. As of March 31, 2012, the future obligations amount to $52 for the twelve months ending March 31, 2013, $52 for the twelve months ending March 31, 2014, $52 for the twelve months ending March 31, 2015 and $52 for the twelve months ending March 31, 2016. The contracts expire in 2016.

The Company's majority-owned subsidiary, Ocean Rig, entered into two three-year office lease agreements, which commenced on September 1, 2011 and October 1, 2011, respectively. These leases include an option for an additional two and three-year term, which must be exercised at least six months prior to the end of the term of the contracts, which expire in September 2014 and October 2014, respectively. Ocean Rig also entered into a three-year office lease with a third party in Nicosia, Cyprus which commenced on September 1, 2010 and expires in 2014. The lease agreements relating to office space are considered to be operational lease contracts. As of March 31, 2012, the future obligations amount to $1,309 for the twelve months ending March 31, 2013, $1,309 for the twelve months ending March 31, 2014 and $617 for the twelve months ending March 31, 2015. The contracts expire in 2014.

14. Accumulated other comprehensive loss:

The amounts in the accompanying balance sheets are analyzed as follows:

	December 31, 2011			March 31, 2012
	Attributable to Dryships Inc.	Attributable to non controlling interest	Total	Attributable to Dryships Inc	Attributable to non controlling interest	Total
Cash flows hedges unrealized loss	$(16,921)	(5,983)	$(22,904)	$(14,504)	(5,128)	$(19,632)
Cash flows hedges realized loss	(11,893)	(4,204)	(16,097)	(11,792)	(4,168)	(15,960)
Senior notes unrealized loss	(1,350)	-	(1,350)	-	-	-
Actuarial pension gain	1,554	550	2,104	1,527	540	2,067
Total	$(28,610)	(9,637)	$(38,247)	$(24,769)	(8,756)	$(33,525)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Three-month period ended March 31,
	2011	2012

Interest incurred on long-term debt	$26,382	$49,673
Amortization and write-off of financing fees	8,453	5,733
Amortization of convertible notes discount	7,955	9,216
Amortization of share lending agreement-note issuance costs	734	742
Other	1,974	1,114
Capitalized interest	(21,120)	(13,650)

Total	$24,378	$52,828

16. Segment information:

The Company has three reportable segments of which it derives its revenues from: Drybulk, Tanker and Drilling segments. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of drybulk cargoes through ownership and trading of vessels. The Drilling business segment consists of trading of the drilling rigs and drisllships through ownership and trading of such drilling rigs and drillships. The Tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes.

The table below presents information about the Company's reportable segments as of and for the three-month period ended March 31, 2011 and 2012.

The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

The Company measures segment performance based on net income. Summarized financial information concerning each of the Company's reportable segments is as follows:
	Drybulk Segment		Tanker Segment		Drilling Rigs Segment		Total
	Three-month period ended March 31,		Three-month period ended March 31,		Three-month period ended March 31,		Three-month period ended March 31,
	2011	2012	2011	2012	2011	2012	2011	2012
Revenues from external customers	$96,988	$77,021	$1,099	$7,476	$109,326	$162,999	$207,413	$247,496
Income tax expense	-	-	-	-	(5,961)	(10,032)	(5,961)	(10,032)
Net income/(loss)	3,611	(12,675)	$32	(1,163)	28,362	(45,504)	32,005	(59,342)

	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012
Total assets	$2,124,848	$2,099,609	$430,195	$463,771	$6,066,646	$6,041,654	$8,621,689	$8,605,034

The Company's vessels operate on many trade routes throughout the world, and, therefore, the provision of geographic information is considered impractical by management.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17. Earnings/(loss) per share:

The Company calculates basic and diluted earnings/ (loss) per share as follows:

	Three-month period ended March 31,
	2011			2012
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Loss (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/(loss) attributable to DryShips Inc	$25,765	-	-	$(47,456)	-	-
Less: Series A Convertible Preferred stock dividends	(2,485)	-	-	-	-	-
Less: Non- vested common stock dividends declared and undistributed earnings	(641)	-	-	-	-	-
Basic and diluted EPS
Income/ (loss) attributable to common stockholders	$22,639	337,143,598	$0.07	$(47,456)	380,152,244	$(0.12)

For the three-month period ended March 31, 2011, Series A Convertible Preferred Stock and non-vested, participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive. No Series A convertible Preferred Stock existed as of December 31, 2011 and March 31, 2012.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share. Non-vested, participating restricted common stock does not have a contractual obligation to share in the losses and was therefore, excluded from the basic loss per share calculation for the three-month period ended March 31, 2012 due to the losses in 2012. For the three-month period ended March 31, 2011, no restricted stock was included in the computation of diluted earnings per share because the effect is anti-dilutive.

The warrants were not included in the computation of diluted earnings per share because the effect is anti-dilutive for the three-month period ended March 31, 2011 and 2012, since they are out-of-the-money.

In relation to the Convertible Senior Notes due in fiscal year 2014 (Note 9), upon conversion, the Company may settle its conversion obligations, at its election, in cash, shares of Class A common stock or a combination of cash and shares of Class A common stock. The Company has elected on conversion, any amount due up to the principal portion of the notes to be paid in cash, with the remainder, if any, settled in shares of Class A common shares. Based on this presumption, and in accordance with ASC 260 "Earnings Per Share", any dilutive effect of the Convertible Senior Notes under the if-converted method is not included in the diluted earnings per share presented above. None of the shares were dilutive since the average share price for the period the Notes were issued until March 31, 2011 and 2012, did not exceed the conversion price. The 26,100,000 loaned shares of common stock issued during 2009 and the 10,000,000 issued during 2010 are excluded in computing earnings per share as no default has occurred as set out in the share lending agreement. During 2011 and subsequent to March 31, 2012, the share borrower returned 1,000,000 and 10,000,000, respectively of the above loaned shares to the Company, which were not retired.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2012
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

18. Subsequent Events:

18.1 On April 17, 2012 the Company completed a public offering of an aggregate of 11,500,000 common shares of Ocean Rig owned by DryShips, resulting in net proceeds to the Company of approximately $180,820. Companies affiliated with the Company's Chairman and Chief Executive Officer purchased a total of 2,185,000 common shares in the offering at the public offering price.

18.2 On April 25, 2012 the vessel Lipari was delivered to the Company.

18.3 On May 4, 2012 the vessel Positano was delivered to her new owners, resulting in a gain of approximately $545.

18.4 On May 9, May 14 and May 18, 2012, Ocean Rig signed an amendment under its $800,000 secured term loan agreement, its Deutsche Bank facilities and its $1,040,000 credit facility, respectively, to, among other things, terminate the guarantee by the Company, remove the related covenants and the cross-acceleration provision relating to the Company's indebtedness (Note 9).

18.5 On May 10, 2012, Ocean Rig announced that it had entered into a drilling contract for the Ocean Rig Olympia with Total E&P Angola. The contract is for a three-year period for drilling offshore West Africa, with an estimated backlog of approximately $652.0 million. The contract is expected to commence in direct continuation of the Ocean Rig Olympia's existing contract in West Africa. The customer has the option to extend the contract for two periods of one year each, with the first option exercisable within one year from the commencement date under the drilling contract, and the second option exercisable within one year after the date of exercise of the first option.

18.6 On May 15, 2012, the Ocean Rig Corcovado completed the general testing of equipment as required by Petroleo Brazilieiro S.A., and has commenced revenue-generating drilling operations in Brazil.